July 17, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 29, 2024 CIK No. 0002006468

Dear SEC Officers,

As counsel for the Company and on its behalf, this supplemental letter is being submitted in response to comments 11 to 14 issued in the letter dated April 18, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”) and in response to the Company’s response letter dated July 5, 2024 filed by the Company. For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form S-1 (the “Amendment”) filed by the Company on July 5, 2024. No revisions have been made to the Amendment since its filing with the Commission on July 5, 2024.

Amendment No. 2 to Draft Registration Statement on Form S-1

Financial Statements
Note 3 Summary of Significant Accounting Policies, page F-8

11. Please provide segment information in your footnotes as required by ASC 280-10-50 or tell us why you believe that you are not subject to this accounting standard.

Response: The disclosure on pages 46 and F-9 of the Amendment has been revised in accordance with the Staff’s comment.

12. We note that you recognized online advertising revenue on a gross basis. Please tell us how you record expenses related to this type of revenue and why no costs of revenues have been incurred to date.

Response: The disclosure on pages 41, 49 and F-12 of the Amendment has been revised in accordance with the Staff’s comment.

Note 3 Summary of Significant Accounting Policies, page F-8

13. We note your response to prior comment 34. Please clarify if you record revenue for your ancillary services on a gross or net basis. We reissue prior comment 34 in part. Refer to ASC 606-10-55-36 through 55-40.

Response: The disclosure on pages 48 and F-11 of the Amendment has been revised in accordance with the Staff’s comment.

14. We note your online advertising services are recognized on a gross basis at a "point in time". However, you also indicate that advertising revenues are "...recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisement..." Please clarify timing of your revenue recognition for your online advertising services. We reissue prior comment 36 in part.

Response: The disclosure on page F-12 of the Amendment has been revised in accordance with the Staff’s comment. The Company respectfully submits that revenue is recognized “over time”, as the Agreement consists of a 12 months service period. The invoices are billed on a monthly basis, and thus, revenue recognized is on a monthly basis following the performance of services during each invoice billing period.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Tjin Patrick Soetanto